Exhibit 3.01

AMENDMENT NO. 1

to

BYLAWS

of

OPEN ENERGY CORPORATION,

a Nevada Corporation

formerly “Barnabus Energy, Inc.

Section 4.09 is hereby amended and restated to read in its entirety as follows:

1.1           “Section 4.09 – Special Compensation.   The directors may be paid their expenses and a fixed sum for attendance at each meeting of the Board, or a stated salary as a director.  No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.  Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

CERTIFICATE OF SECRETARY

I hereby certify that I am the secretary of Open Energy Corporation (the “Corporation”) and that the foregoing amendment to the bylaws of the Corporation was duly adopted at a meeting of the board of directors of the Corporation held on June 12, 2008.

In witness whereof, I have hereunto subscribed my name as of this 12th day of June, 2008.

/s/ Dalton W. Sprinkle
Secretary